March 22, 2019

James W. Barge
Chief Financial Officer
Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

       Re: Lions Gate Entertainment Corp.
           Form 10-K for the Fiscal Year Ended March 31, 2018
           Filed May 24, 2018
           File No. 001-14880

Dear Mr. Barge:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure